  EXHIBIT 99.1

GameSquare Receives Final Court Approval for Arrangement with Engine Gaming and Media

March 14, 2023, Toronto, Ontario – GameSquare Esports Inc. (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) (“GameSquare”, or the “Company”) and Engine Gaming and Media, Inc. (NASDAQ: GAME; TSXV: GAME) (“Engine Gaming”) announced today that they have received approval from the Ontario Superior Court of Justice (Commercial List), to complete the previously announced plan of arrangement under the Business Corporations Act (Ontario) (the “Arrangement”) pursuant to which Engine Gaming will acquire all of the issued and outstanding common shares of GameSquare (the "GameSquare Shares") at an exchange ratio of 0.08262 of an Engine Gaming common share for each GameSquare Share.

The Arrangement was previously approved by shareholders of both GameSquare and Engine Gaming and remains subject to the satisfaction or waiver of the closing conditions contained in the arrangement agreement.  Upon closing of the transaction, GameSquare shareholders are expected to own approximately 60% of combined company, and Engine Gaming shareholders are expected to own approximately 40% of the combined company, which will trade on the NASDAQ and TSX Venture Exchange under Engine Gaming’s ticker symbol “GAME.”  The combined entity is expected to change its name to "GameSquare, Inc." and retain the “GameSquare” brand globally.

About GameSquare Esports Inc.

GameSquare Esports Inc. is a vertically integrated, international digital media and entertainment company enabling global brands to connect and interact with gaming and esports fans. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, Swingman LLC (dba ZONED), a gaming and lifestyle marketing agency based in Los Angeles, USA, Fourth Frame Studios, a multidisciplinary creative production studio, and Mission Supply, a merchandise and consumer products business. The Company is headquartered in Toronto, Canada.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ: GAME) (TSXV: GAME) provides unparalleled live streaming data and social analytics, influencer relationship management and monetization, and programmatic advertising to support the world’s largest video gaming companies, brand marketers, ecommerce companies, media publishers and agencies to drive new streams of revenue. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; and Frankly Media, a digital publishing platform used to create, distribute, and monetize content across all digital channels. Engine Gaming generates revenue through a combination of software-as-a-service subscription fees, managed services, and programmatic advertising. For more information, please visit www.enginegaming.com.

Media and Investor Relations

GameSquare

Paolo DiPasquale, Chief Strategy Officer

Phone: (216) 464-6400

Email: IR@gamesquare.com

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

Engine Gaming

Shannon Devine

MZ North America

Main: 203-741-8811

GAME@mzgroup.us

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Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the closing of the Arrangement with Engine Gaming. These forward-looking statements are provided only to provide information currently available to GameSquare and Engine Gaming and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare and Engine Gaming assume no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange (“CSE”) nor the TSXV Venture Exchange (“TSXV”) or their respective Market Regulators (as that term is defined in the policies of the CSE and TSXV) accepts responsibility for the adequacy or accuracy of this release.

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